SECOND QUARTER REPORT June 30, 2005
Dear Shareholders:
Funds from operations (“FFO”) prior to lease termination income for the three months ended June 30, 2005 was $101 million ($0.43 per share) compared to $94 million ($0.40 per share) for the same period in 2004. Net income prior to lease termination income for the three months ended June 30, 2005 was $41 million ($0.17 per share) compared to $37 million ($0.16 per share) for the same period in 2004. The 2004 results, which included $60 million of lease termination income, were FFO of $153 million ($0.65 per share) and net income of $73 million ($0.31 per share).
Brookfield’s portfolio-wide occupancy rate increased to 94.0% as at June 30, 2005 compared to 92.7% at the end of 2004. In Brookfield’s primary markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate at June 30, 2005 was 95.1% compared to 94.0% at the end of 2004.
INVESTMENT AND FINANCING ACTIVITY
Bid for O&Y Properties and O&Y REIT. Brookfield’s bidding consortium received approval from the shareholders of O&Y Properties Corporation for its acquisition of the shares of O&Y Properties in a July 7 vote, but did not receive the required level of approval by O&Y Real Estate Investment Trust minority unit-holders to complete the acquisition of 100% of its assets under the terms of the definitive agreements announced on June 1, 2005. While the O&Y REIT and O&Y Properties transactions are inter-conditional, the Brookfield consortium has until August 29, 2005 to waive this condition precedent, to pursue another course of action, or not to proceed with the transaction. The company is continuing to explore all of its options regarding this transaction.
Refinanced One World Financial Center with a $300 million three-year mortgage at a rate of LIBOR plus 100 basis points, reducing the interest rate by 100 basis points from the prior mortgage.
Increased the corporate credit facility by $200 million to $350 million, providing the company with additional liquidity and flexibility in order to quickly respond to future opportunities.
Repurchased 500,000 common shares of the company at an average price of $26.75 during the second quarter of 2005, bringing the total number of shares repurchased in 2005 to approximately 1.7 million. Since the inception of the company’s normal course issuer bid in 1999, the company has repurchased approximately 20 million common shares.
MANAGEMENT AND BOARD INITIATIVES
Appointed a new director, Linda Rabbitt, Chairman and CEO of Rand Construction Corporation, Washington, D.C. Ms. Rabbitt is the founder and owner of Rand Construction, a U.S. construction company. Brookfield extends its sincere appreciation to Dr. Lance Liebman who recently left the board after eight years of service.
Named Mark Brown as Senior Vice President, Finance. Brown’s responsibilities include managing Brookfield’s debt profile and its capital partner alliances, and working on a number of strategic initiatives.

OPERATING HIGHLIGHTS
Earned $165 million of net operating income from commercial property operations for the three months ended June 30, 2005 and leased 950,000 square feet of space, approximately four times the amount contractually expiring. Year-to-date leasing stands at approximately two million square feet. At June 30, 2005, Brookfield reduced its portfolio-wide lease rollover for the year 2005 by 240 basis points to 2.0% from 4.4% at the end of 2004.
Transactional highlights from the quarter include:
New York
–	New 12-year lease of 52,000 square feet with McCarter & English at 245 Park Avenue
Washington, D.C.
–	10-year expansion for 42,000 square feet with Friedman Billings Ramsey at Potomac Tower
Toronto
–	New leases averaging six years for 42,000 square feet with CIBC at Atrium on Bay
–	Five-year renewal for 37,000 square feet with Baker & McKenzie at Bay Wellington Tower
–	Eleven-year renewal for 34,000 square feet with SCGM Management at Atrium on Bay
–	Five-year expansion and renewal for 32,000 square feet with Liberty Mutual Insurance at Bay Wellington Tower
Calgary
–	New eight-year lease for 23,000 square feet with Petro-Canada at Petro-Canada Centre
–	New eight-year lease for 23,000 square feet with Enbridge Inc. at Fifth Avenue Place
–	New seven-year lease for 23,000 square feet with Highpine Oil & Gas at Petro-Canada Centre
–	Five-year renewal for 23,000 square feet with BMO Nesbitt Burns at Fifth Avenue Place
Minneapolis and Denver
–	10-year expansion for 67,000 square feet with Target at Minneapolis City Center
–	10-year extension for 50,000 square feet with Meagher Geer at 33 South Sixth Street, Minneapolis
–	Five-year extension of 57,000 square feet with Nobel Energy at World Trade Center, Denver
DEVELOPMENT HIGHLIGHTS
Brookfield’s development operations earned $24 million of net operating income in the second quarter of 2005, an increase of $14 million over the same period in 2004. This business unit continues to deliver strong results, with a 33% year-to-date return on net capital invested.
Brookfield’s development operations include the largest land developer in Western Canada with 47 years’ experience building master-planned communities. With regional operations in Ontario, Colorado and Texas, the division’s primary markets are Calgary and Edmonton, Alberta, which as a result of oil sands resources are currently benefiting from an extremely strong local economy.
Since announcing the $15 million redevelopment project at Minneapolis City Center, the retail center adjacent to 33 South Sixth Street Tower, Brookfield has increased the overall occupancy of 33 South Sixth Street Tower from 53% to 89%. Target has increased its occupancy at 33 South Sixth Street to 840,000 square feet, including 88,000 square feet of converted retail space.
ACCOUNTING CHANGE
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.

2	Q2/2005 Interim Report

DIVIDEND DECLARATION
The Board of Directors of Brookfield declared a quarterly common share dividend of $0.18 per share payable on September 30, 2005 to shareholders of record at the close of business on September 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I, J and K preferred shares were also declared payable on September 30, 2005 to shareholders of record at the close of business on September 15, 2005.
OUTLOOK
We believe that we can add considerable value to the O&Y portfolio and thus continue to evaluate our options going forward. Meanwhile, we are witnessing increased activity in almost all of our markets, as evidenced by our completion of over two million square feet of leasing in the first six months of this year. In response, we are exploring the viability of new office developments in a number of our markets.

Gordon E. Arnell Chairman	Richard B. Clark President & CEO
July 27, 2005

Brookfield Properties Corporation	3

Management’s Discussion and Analysis of Financial Results
OVERVIEW
Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At June 30, 2005, the book value of Brookfield’s assets was $8.6 billion, approximately 90% of which was invested in premier office properties. The company generated $101 million of funds from operations ($0.43 per diluted share) during the three months ended June 30, 2005 and $200 million of funds from operations ($0.85 per diluted share) during the first six months of 2005.
The following discussion and analysis is intended to provide readers with an assessment of Brookfield’s performance during the second quarter of the past two years as well as the company’s financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which are included on page 22 of this report. Much of the discussion of operating performance is based on net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and funds from operations to assess the operating results of the company as net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from FFO to net income on page 12. Net operating income and FFO are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Additional information, including the company’s Annual Report and Annual Information Form, is available on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OPERATING STRATEGY
Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of high-growth cities in North America. Brookfield’s portfolio consists of 46 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity. The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary comprising 86% of the portfolio net operating income. Brookfield intends to continue its strategy of concentrating its operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of the company’s tenant relationships within these markets.
Additionally, Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages, both directly and with a joint venture partner, in excess of 150 million square feet of space across North America. This includes the company’s own commercial properties, properties managed for institutional investors and third-party managed properties. This scale provides Brookfield with the platform to deliver superior service to tenants across the portfolio.
Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto, Calgary and New York. The company also owns a land development and housing operation.
OPERATING RESULTS
All figures are expressed in U.S. dollars unless otherwise noted. Highlights of Brookfield’s financial results are as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$362	$381	$697	$707
Funds from operations	101	153	200	265
Funds from operations per share — diluted	0.43	0.65	0.85	1.12
Net income	41	73	84	125
Net income per share — basic	0.18	0.31	0.36	0.53
Net income per share — diluted	0.17	0.31	0.35	0.53

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Commercial properties	$6,975	$6,693
Total assets	8,583	8,504
Commercial property debt	4,679	4,550
Capital securities	1,045	1,069
Shareholders’ interests	2,340	2,365

4	Q2/2005 Interim Report

ASSET PROFILE
Total assets increased by approximately $79 million to $8.6 billion at June 30, 2005. The increase in total assets is primarily attributable to the expansion of the company’s development operations. The following is a summary of the company’s assets:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Commercial properties	$6,975	$6,693
Development properties	487	716
Receivables and other	758	698
Marketable securities	250	285
Cash and cash equivalents	113	112

Total	$8,583	$8,504

COMMERCIAL PROPERTIES
The consolidated carrying value of the company’s North American properties is approximately $246 per square foot, which is significantly less than the estimated replacement cost of these assets. Brookfield’s core properties are on average 1.4 million square feet in size. The reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties accounts for substantially all of the change in both commercial and office development properties from December 31, 2004. A breakdown of the company’s commercial properties by region is as follows:

	Leasable	Brookfield
	Area	Owned Interest	Jun. 30, 2005	Dec. 31, 2004
Region	(000’s Sq.Ft.)	(000’s Sq.Ft.)	(Millions)	(Millions)

New York, New York	12,453	10,738	$3,840	$3,542
Boston, Massachusetts	2,163	1,103	328	328
Washington, D.C.	1,557	1,557	441	439
Toronto, Ontario	7,882	5,050	1,062	1,068
Calgary, Alberta	6,331	3,166	432	448
Denver, Colorado	3,017	2,811	367	370
Minneapolis, Minnesota	3,008	3,008	421	414
Other	926	926	84	84

Total	37,337	28,359	$6,975	$6,693

DEVELOPMENT PROPERTIES
Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business. The total book value of this development land and infrastructure was $487 million at June 30, 2005, a decrease of $229 million from $716 million at December 31, 2004. The decrease is primarily attributable to the reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties from December 31, 2004. The details of Brookfield’s development properties are as follows:

	Buildable		Jun. 30, 2005	Dec. 31, 2004
	Sq. Ft.		(Millions)	(Millions)	Change

Commercial developments and infrastructure
Bay-Adelaide Centre, Toronto	1,800,000		$101	$101	$—
Three World Financial Center, New York	—		—	248	(248)
Hudson’s Bay Centre, Toronto	—		—	29	(29)
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Court, Calgary	500,000
425 15th Street, Denver	400,000

	4,200,000		24	21	3

	6,000,000	*	$125	$399	$(274)
Residential development land and infrastructure
Under development			155	132	23
Held for development			207	185	22

Total			$487	$716	$(229)

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Brookfield Properties Corporation	5

(a) Commercial developments and infrastructure
Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately six million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary and Denver, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved. The status of each development project is as follows:

	Location	Ownership	Sq. Ft.	Status

New York, New York
401 West 31st Street	Ninth Avenue across from Moynihan Train Station	100%	2,500,000	- Currently being zoned for 2.5 million square feet of office

Toronto, Ontario
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,800,000	- Planning
BCE Place III	Third tower of current BCE Place project	65%	800,000	- Planning

Calgary, Alberta
Bankers Court	East and West Parkades adjacent to Bankers Hall	50%	500,000	- Planning

Denver, Colorado
425 15th Street	One block west of Republic Plaza	100%	400,000	- Planning

Total			6,000,000*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York
The details of the company’s development and redevelopment expenditures on commercial and development properties are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Development and redevelopment investments
Construction costs	$4	$8	$14	$14
Interest capitalized	3	3	8	7
Property taxes and other	—	6	4	10

Total	$7	$17	$26	$31

(b) Residential development land and infrastructure
Brookfield’s land development operations are located in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. The book value of these investments at June 30, 2005 totaled $362 million (December 31, 2004 — $317 million), of which $155 million was under development (December 31, 2004 — $132 million) and $207 million was held for development (December 31, 2004 — $185 million). The increase was primarily attributable to acquisitions, offset by residential inventory sold. The details of the residential development land under development and held for development are as follows:

	Under Development
	Number of Lots		Book Value (Millions)
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004

Alberta	2,702	2,585	$84	$90
Ontario	618	1,593	46	16
Colorado	863	818	25	22
Texas and other	30	30	—	4

Total	4,213	5,026	$155	$132

	Held for Development
	Number of Lots		Book Value (Millions)
	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004

Alberta	26,405	22,795	$143	$125
Ontario	5,788	4,893	33	28
Colorado	3,076	3,222	22	24
Texas and other	2,080	2,080	9	8

Total	37,349	32,990	$207	$185

6	Q2/2005 Interim Report

RECEIVABLES AND OTHER
Receivables and other assets increased to $758 million at June 30, 2005 from $698 million at December 31, 2004. Receivables and real estate mortgages increased to $485 million at June 30, 2005 from $435 million at December 31, 2004 primarily due to additional straight-line and free rent receivable recognized during the six months ended June 30, 2005. The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Receivables and real estate mortgages	$485	$435
Prepaid expenses and other assets	268	259
Non-core real estate assets held for sale	5	4

Total	$758	$698

CAPITAL RESOURCES AND LIQUIDITY
Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.
Funds from operations represent the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. Brookfield seeks to increase income from the company’s existing properties by maintaining quality standards which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Other sources of revenue include third-party fees generated by the company’s real estate management, leasing and development businesses. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow the company to reinvest and retain cash generated by operations without incurring cash taxes.
Brookfield’s commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 60% to 70% loan-to-appraised-value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance commercial property, and as a result, enhances equity returns.
At June 30, 2005, Brookfield had approximately $228 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brascan Corporation and its affiliates, $163 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense as discussed in Note 2 of the interim financial statements, totaled $2 million and $4 million for the three and six months ended June 30, 2005, compared with $2 million and $8 million for the same periods in 2004, and were recorded at the exchange amount.
CASH AND MARKETABLE SECURITIES
Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level, and excess cash is used to repay revolving credit lines and invested in short-term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.
As at June 30, 2005, cash balances of $113 million remained consistent with $112 million at December 31, 2004, as funds were withdrawn from marketable securities, which decreased to $250 million from $285 million at December 31, 2004, to fund tenant improvements and leasing commissions.

Brookfield Properties Corporation	7

LIABILITIES AND SHAREHOLDERS’ INTERESTS
Brookfield’s asset base of $8.6 billion is financed with a combination of debt, capital securities, preferred shares and common equity. The components of Brookfield’s liabilities and shareholders’ interests are as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Liabilities
Commercial property debt	$4,679	$4,550
Accounts payable and other liabilities	382	424
Future income tax liability	137	96
Capital securities	1,045	1,069
Shareholders’ interests
Minority interests of others in properties	55	53
Preferred shares
Subsidiaries	312	320
Corporate	45	45
Common shares	1,928	1,947

Total	$8,583	$8,504

COMMERCIAL PROPERTY DEBT
Commercial property debt increased by approximately $129 million to $4.7 billion at June 30, 2005 from $4.6 billion at December 31, 2004. The increase consists of additional corporate borrowing, offset by principal amortization. Commercial property debt at June 30, 2005 had an average interest rate of 6.5% and an average term to maturity of 11 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.
The details of commercial property debt are as follows:

				Brookfield
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

TD Canada Trust Tower	Toronto	6.37	2007	$104	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	107	Non-recourse, fixed rate
One World Financial Center	New York	4.34	2009	300	Recourse, floating rate
One Liberty Plaza	New York	6.75	2011	410	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	246	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	63	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	54	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	684	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	357	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	290	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	148	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	130	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	42	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	73	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	98	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	83	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	87	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	2.38	2012	118	Non-recourse, floating rate
Corporate credit facility	—			234	Recourse, floating rate
Development and other debt	—			202	Various terms

Total		6.50		$4,679

8	Q2/2005 Interim Report

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate % at
Year	Amortization	Maturities	Total	June 30, 2005

Remainder of 2005	$65	$33	$98	7.5
2006	147	102	249	7.1
2007	146	175	321	7.0
2008	156	110	266	6.8
2009	171	546	717	4.9
2010 and thereafter	—	3,028	3,028	6.5

Total	$685	$3,994	$4,679	6.5

During the second quarter of 2005, the company refinanced One World Financial Center with a $300 million, three-year recourse mortgage debt at a rate of LIBOR + 100 basis points, a reduction of 100 basis points from the previous mortgage. The company also increased its bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $234 million as at June 30, 2005.
CONTRACTUAL OBLIGATIONS
The following table presents contractual obligations of the company over the next five years:

		Payments Due By Period
		Less Than
(Millions)	Total	One Year	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$4,679	$98	$570	$983	$3,028
Land development debt	140	99	41	—	—

Total obligations	$4,819	$197	$611	$983	$3,028

The company also has properties situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years, and $973 million in total on an undiscounted basis.
CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
Brookfield conducts its operations through entities that are fully or proportionately consolidated in the financial statements except for its investment in Brookfield LePage Johnson Controls, which is equity accounted. Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 16 to the consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $382 million at June 30, 2005, compared with $424 million at December 31, 2004. The change is primarily due to the timing of interest payments and the repayment of an equity loan to CIBC. Total debt attributable to the land development business at June 30, 2005 was $140 million, compared with $135 million at December 31, 2004. This financing is primarily recourse in nature to subsidiaries of the company and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing carried a weighted average interest rate of 4.4% as at June 30, 2005 (December 31, 2004 — 4.2%). A break down of accounts payable and other liabilities is as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Accounts payable and accrued liabilities	$242	$289
Land development debt	140	135

Total	$382	$424

FUTURE INCOME TAXES
At June 30, 2005, the company had a future income tax liability of $137 million compared to $96 million at December 31, 2004, an increase of approximately $41 million primarily reflecting the utilization of tax losses during the three and six months ended June 30, 2005.

Brookfield Properties Corporation	9

CAPITAL SECURITIES
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” See Note 2 to the consolidated interim financial statements for further discussion. The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2005	Dec. 31, 2004

Class AAA Series E	8,000,000	70% of bank prime	$163	$167
Class AAA Series F	8,000,000	6.00%	163	167
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	163	167
Class AAA Series I	8,000,000	5.20%	162	167
Class AAA Series J	8,000,000	5.00%	162	167
Class AAA Series K	6,000,000	5.20%	122	124

Total			$1,045	$1,069

MINORITY INTERESTS OF OTHERS IN PROPERTIES
In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of the company’s Canadian assets other than BCE Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington, D.C. assets. The following table details the components of minority interests of others in properties:

(Millions)	Equity Ownership	Jun. 30, 2005	Dec. 31, 2004

Common shares of BPO Properties	11.0%	$44	$42
Limited partnership units of Brookfield Financial Properties	0.6%	11	11

Total		$55	$53

Minority interests of others in BPO Properties increased by $2 million to $44 million from December 31, 2004, primarily due to increased earnings during the first six months of 2005.
PREFERRED SHARES — SUBSIDIARIES AND CORPORATE
In addition to the preferred shares classified as capital securities, Brookfield has $357 million of preferred equity outstanding at June 30, 2005, consisting of $312 million issued by the company’s consolidated subsidiaries and $45 million issued by the company. These preferred shares represent low-cost capital to Brookfield, without dilution to the common equity base. Dividends paid on preferred shares issued by the company’s subsidiaries are a component of minority interests of others in properties expense, while dividends paid by the company are accounted for as capital distributions.
a) Subsidiaries
The company’s subsidiaries have the following preferred shares outstanding:

	Shares		Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Jun. 30, 2005	Dec. 31, 2004

BPO Properties
	1,805,489	G	70% of bank prime	$37	$38
	3,816,527	J	70% of bank prime	78	80
	300	K	30-day BA + 0.4%	121	124
	2,847,711	M	70% of bank prime	58	59
	800,000	N	30-day BA + 0.4%	16	17

				$310	$318
100%-owned subsidiaries				2	2

Total				$312	$320

During the three and six months ended June 30, 2005, dividends of $2 million and $4 million, respectively, were paid on preferred shares issued by the company’s subsidiaries, compared with $4 million and $7 million during the same periods in 2004. The decrease is primarily related to the redemption of $120 million of preferred shares issued by the company’s 100%-owned subsidiaries.

10	Q2/2005 Interim Report

b) Corporate
The company has the following preferred shares outstanding:

		Cumulative
(Millions, except share information)	Shares Outstanding	Dividend Rate	Jun. 30, 2005	Dec. 31, 2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

During the first six months of 2005, the company paid preferred dividends of $1 million, consistent with the same period in 2004.
COMMON SHARES
On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
As at June 30, 2005, the company had 232,125,111 issued and outstanding common shares. On a diluted basis, the company had 236,968,519 common shares outstanding, calculated as follows:

	Jun. 30, 2005	Dec. 31, 2004

Common shares outstanding	232,125,111	233,387,780
Unexercised options	4,843,408	4,692,869

Common shares outstanding — diluted	236,968,519	238,080,649

Common shares repurchased	1,690,000	2,114,850

Note: All amounts on a post-split basis
The diluted book value per common share at June 30, 2005 was $8.45 compared with $8.41 at December 31, 2004. During the three months ended June 30, 2005, the company repurchased 500,000 shares under its normal course issuer bid at an average price of $26.75 per share. During the six months ended June 30, 2005, the company repurchased 1,690,000 shares at an average price of $26.34 per share. Since the inception of the normal course issuer bid in 1999, approximately 20 million shares have been repurchased at an average price of $14.25 per share.
The book value of Brookfield’s common equity was $1.9 billion at June 30, 2005, compared with a market equity capitalization of approximately $6.7 billion, calculated as total common shares outstanding multiplied by $28.80, the closing price per common share on the New York Stock Exchange on June 30, 2005.
In April 2005, Richard B. Clark, President and Chief Executive Officer, was granted 200,000 stock options pursuant to Brascan Corporation’s Share Option Plan.
OPERATING RESULTS
FUNDS FROM OPERATIONS
Funds from operations (“FFO”) is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. While Brookfield believes that FFO is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO substantially in accordance with the definition provided by the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada. FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada, and should not be considered as an alternative to GAAP measures.
During the three months ended June 30, 2005, FFO excluding lease termination income increased 7.5% to $101 million ($0.43 per diluted share) from $94 million ($0.40 per diluted share) during the same period in 2004 largely as a result of the company’s development operations which continued to benefit from the low interest rate environment and strong demand in the North American housing market. The 2004 second quarter results included lease termination income of $60 million ($0.25 per diluted share) in conjunction with the termination of a previously existing lease and the commencement of a new lease at One World Financial Center in New York.
During the six months ended June 30, 2005, FFO was $200 million ($0.85 per diluted share) compared to $265 million ($1.12 per diluted share) during the same period in 2004. The decrease primarily relates to the lease termination income of $60 million ($0.25 per diluted share) recorded in the second quarter of 2004 and the leasing fee of $16 million ($0.07 per diluted share) realized upon the successful completion of a sublease at 300 Madison Avenue in the first quarter of 2004.

Brookfield Properties Corporation	11

After providing for preferred share dividends, Brookfield’s FFO per diluted share is as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2005	2004	2005	2004

FFO	$101	$153	$200	$265
Preferred share dividends	—	—	(1)	(1)

FFO available to common shareholders	$101	$153	$199	$264

Weighted average shares outstanding — diluted	235.0	235.4	235.0	235.9
FFO per share — diluted	$0.43	$0.65	$0.85	$1.12

* Adjusted for the stock-split on March 31, 2005
FUNDS FROM OPERATIONS AND NET INCOME
A summary of the components of Brookfield’s funds from operations and net income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$362	$381	$697	$707

Net operating income
Commercial property operations
Operating income from properties	165	166	334	345
Lease termination income	—	60	—	60

Total commercial property operations	165	226	334	405
Development operations	24	10	37	18
Interest and other	10	11	21	25

	199	247	392	448

Expenses
Interest	82	77	162	151
Administrative and development	11	11	22	21
Minority interests of others in properties	5	6	8	11

Funds from operations	101	153	200	265
Depreciation and amortization	41	35	77	69
Unrealized foreign exchange on preferred share restatement	—	(2)	—	(6)
Taxes and other non-cash items	19	47	39	77

Net income	$41	$73	$84	$125

Funds from operations per share — diluted
Prior to lease termination income	$0.43	$0.40	$0.85	$0.87
Lease termination income	—	0.25	—	0.25

Total	$0.43	$0.65	$0.85	$1.12

Net income per share — basic
Prior to lease termination income	$0.18	$0.16	$0.36	$0.38
Lease termination income	—	0.15	—	0.15

Total	$0.18	$0.31	$0.36	$0.53

Net income per share — diluted
Prior to lease termination income	$0.17	$0.16	$0.35	$0.38
Lease termination income	—	0.15	—	0.15

Total	$0.17	$0.31	$0.35	$0.53

Notes:
(i)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities
(ii)	Per share amounts include the effect of the three-for-two common stock split
COMMERCIAL PROPERTY OPERATIONS
During the three months ended June 30, 2005, total commercial property operations contributed $165 million of net operating income during the second quarter of 2005, compared with $226 million during the same period in 2004. During the six month period ended June 30, 2005, total commercial property operations contributed $334 million of net operating income, compared with $405 million during the same period in 2004. The decrease relates to the leasing fee of $16 million realized upon the successful completion of a sublease at 300 Madison Avenue in the first quarter of 2004 and $60 million of lease termination income, as well as $2 million of miscellaneous fees earned during the second quarter of 2004.

12	Q2/2005 Interim Report

COMPONENTS OF COMMERCIAL NET OPERATING INCOME
The components of commercial property net operating income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004
Rental revenue	$271	$251	$540	$522
Property operating costs	(106)	(85)	(206)	(177)

Net operating income prior to lease termination income	165	166	334	345
Lease termination income	—	60	—	60

Net operating income	$165	$226	$334	$405

Net operating income growth consists of contractual increases on in-place leases, rental increases achieved on in-place rents when released, lease-up of vacancies, acquisitions net of dispositions, and straight-line rental income. The growth in net operating income during the second quarter and the first six months in each of the past two years is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Net operating income, prior period	$164	$152	$327	$302
(a) Contractual increases on in-place leases	—	—	—	2
(b) Rental increases achieved on in-place rents when re-leased	—	—	—	1
(c) Lease-up of vacancies	—	—	—	—
(d) Acquisitions, net of dispositions	1	7	5	12
(e) Straight-line rental income	—	5	—	10

Net operating income prior to lease termination income, end of period	$165	$164	$332	$327
(f) Fee and other income	—	2	2	18
(g) Lease termination income	—	60	—	60

Net operating income, end of period	$165	$226	$334	$405

(a) Contractual increases on in-place leases
Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of not realizing these increases. During the six months ended June 30, 2004, net operating income increased by $2 million due to contractual increases.
(b) Rental increases achieved on in-place rents when re-leased
During the three and six months ended June 30, 2005, rental rates on the re-leasing of space in the portfolio remained flat compared with $1 million of additional net operating income in the six months ended June 30, 2004. At June 30, 2005, average in-place net rents throughout the portfolio were $25 per square foot as compared with $23 per square foot at June 30, 2004. The average market net rent at June 30, 2005 was $26 per square foot as compared with $24 per square foot at June 30, 2004. The increases in rental rates are primarily due to the impact of foreign exchange fluctuations.
The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets as at June 30, 2005:

	Gross	Avg. Lease	Avg. In-Place	Avg. Market
	Leasable Area	Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown Manhattan	2,786	20	$39	$55
Downtown Manhattan	9,667	9	31	25
Boston, Massachusetts	2,163	5	30	30
Washington, D.C.	1,557	16	30	38
Toronto, Ontario	7,882	7	23	22
Calgary, Alberta	6,331	9	17	22
Denver, Colorado	3,017	4	14	15
Minneapolis, Minnesota	3,008	8	8	13
Other	926	12	11	18

Total*	37,337	10	$25	$26

* Excludes developments

Brookfield Properties Corporation	13

(c) Lease-up of vacancies
Contributions to net operating income from vacancy lease-ups during the three and six months ended June 30, 2005 remained flat, consistent with the same periods in 2004. Brookfield’s occupancy rate in its primary markets of New York, Boston, Washington, D.C., Toronto and Calgary increased by 110 basis points to 95.1% at June 30, 2005 compared with 94.0% at December 31, 2004 with the continuing lease-up of Three World Financial Center in New York and 1625 Eye Street in Washington, D.C. Brookfield’s occupancy rate in Denver, Minneapolis and other secondary markets increased by 240 basis points to 88.6% at June 30, 2005 compared with 86.2% at December 31, 2004 with the continuing lease-up of Minneapolis City Center where the retail redevelopment project is nearing completion. The contribution to net operating income from vacancy lease-ups is expected to increase in the future as properties previously acquired or developed with vacancies are leased.
The following table shows the occupancy levels at June 30, 2005 compared with December 31, 2004 for each of the company’s markets:

	Jun. 30, 2005		Dec. 31, 2004
	Total	%	Total	%
	(000’s Sq.Ft.)	Leased	(000’s Sq.Ft.)	Leased

New York, New York	12,453	93.6	12,453	92.1
Boston, Massachusetts	2,163	98.6	2,163	96.8
Washington, D.C.	1,557	94.3	1,557	93.2
Toronto, Ontario	7,882	93.5	7,882	93.3
Calgary, Alberta	6,331	99.3	6,331	98.4
Denver, Colorado	3,017	86.9	3,017	85.4
Minneapolis, Minnesota	3,008	89.3	3,008	85.8
Other	926	92.2	926	90.5

Total*	37,337	94.0	37,337	92.7

New York/Boston/Washington/Toronto/Calgary	30,386	95.1	30,386	94.0
Denver/Minneapolis/Other	6,951	88.6	6,951	86.2

Total*	37,337	94.0	37,337	92.7

* Excludes developments
During the three months ended June 30, 2005, Brookfield leased approximately one million square feet of space (2.1 million square feet during the six months ended June 30, 2005), approximately four times the amount of space contractually expiring. The details of Brookfield’s leasing activities during the six months ended June 30, 2005 are as follows:

	December 31, 2004		Activities during the six months ended June 30, 2005						June 30, 2005
					Expiring
					Net Rent		Leasing Net
				Accelerated	per Sq.		Rent per	Acq.
(000’s Sq. Ft.)	GLA(1)	Leased	Expiries	Expiries	Ft. - $	Leasing	Sq. Ft. - $	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,749	—	(36)		63		1	2,786	2,777
Lower Manhattan	9,667	8,744	(230)	(63)		447		(1)	9,667	8,897
Boston, Massachusetts	2,163	2,103	(1)	(3)		38		(1)	2,163	2,136
Washington, D.C.	1,557	1,490	(6)	(36)		53		—	1,557	1,501
Toronto, Ontario	7,882	7,449	(207)	(403)		618		—	7,882	7,457
Calgary, Alberta	6,331	6,247	(7)	(201)		258		(1)	6,331	6,296
Denver, Colorado	3,017	2,657	(88)	(162)		288		—	3,017	2,695
Minneapolis, Minnesota	3,008	2,655	(27)	(177)		291		—	3,008	2,742
Other	926	863	(13)	(2)		27		(1)	926	874

Total	37,337	34,957	(579)	(1,083)	$19	2,083	$19	(3)	37,337	35,375

(1)	Excludes developments
(d) Acquisitions, net of dispositions
The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The acquisition of properties in Washington, D.C. in 2004 contributed an additional $1 million and $5 million of net operating income during the three and six month periods ended June 30, 2005, respectively, compared with $7 million and $12 million during the same periods in 2004. The 2004 results included contribution from 300 Madison Avenue upon transfer from development properties, offset by the sale of a 49% interest in 245 Park Avenue in the fourth quarter of 2003.

14	Q2/2005 Interim Report

(e) Straight-line rental income
The company recognized $5 million of straight-line rental income during the three months ended June 30 2005, unchanged from the same period in 2004. During the six months ended June 30, 2005, the company recognized $10 million of straight-line rental income, consistent with the same period in 2004.
(f) Fee and other income
Brookfield earns a variety of asset management and leasing fees from co-owned properties and tenants. During the second quarter of 2005, the company realized $2 million in miscellaneous fees. During the first and second quarters of 2004, the company realized a $16 million leasing fee upon the successful completion of a sublease at 300 Madison Avenue and miscellaneous fees totaling $2 million, respectively.
(g) Lease termination income
During the first quarter of 2004, the company entered into a twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center in New York. The transaction resulted in termination income of $60 million in the second quarter of 2004 upon termination of the existing lease.
TENANT RELATIONSHIPS
An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Primary Location	Expiry (1)	Sq. Ft. (2)	Sq. Ft. (2)	Credit Rating (3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	11.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	2,075	5.6%	A+
JPMorgan Chase	New York	2021	1,011	2.7%	A+
RBC Financial Group	Five major markets	2020	916	2.5%	AA-
Petro-Canada	Calgary	2013	871	2.3%	BBB
Target Corporation	Minneapolis	2013	840	2.2%	A+
Imperial Oil	Calgary	2011	633	1.7%	AAA
Talisman Energy	Calgary	2015	486	1.3%	BBB+
Pepco Holdings Inc.	Washington, D.C.	2028	364	1.0%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.9%	AAA
Canadian Natural Resources	Calgary	2011	277	0.7%	BBB+
Goldman Sachs	New York	2015	274	0.7%	A+
Lehman Brothers	New York	2010	253	0.7%	A+
EnCana Corporation	Calgary	2013	250	0.7%	A-
Anadarko Canada Corporation	Calgary	2011	235	0.6%	BBB+
Bank of Nova Scotia	New York	2014	230	0.6%	AA-
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	AA
Bell West/Bell Canada	Calgary/Toronto	2012	199	0.5%	A
Dow Jones & Company	New York	2020	195	0.5%	A-
TD Canada Trust	Toronto/Calgary	2010	192	0.5%	A+
Government and related services	Various	Various	979	2.6%	BBB- or higher
Other investment grade	Various	Various	3,167	8.5%	BBB- or higher

			18,346	49.1%
Unrated
Cadwalader, Wickersham & Taft	New York	2024	456	1.2%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.2%	—
Goodwin Procter	Boston	2015	386	1.0%	—
Wellington Management	Boston	2011	351	0.9%	—
National Assoc. of Securities Dealers	New York/Denver	2021	277	0.7%	—
Major League Baseball	New York	2012	109	0.4%	—

Total			20,371	54.5%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS) as at June 30, 2005

Brookfield Properties Corporation	15

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result of this strategy, approximately 5% of Brookfield’s leases mature annually.
Following is the breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/
	Total Portfolio			Washington, D.C.			Toronto/Calgary			Denver/Minneapolis/Other
			Net Rate			Net Rate			Net Rate			Net Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	1,962	6.0%		862	5.7%		460	3.9%		640	11.4%
Remainder of 2005	641	2.0%	$23	218	1.4%	$36	225	1.9%	$20	198	3.5%	$12
2006	1,389	4.3%	15	622	4.1%	15	488	4.1%	16	279	5.0%	12
2007	811	2.5%	20	136	0.9%	31	380	3.2%	21	295	5.2%	14
2008	1,883	5.8%	22	646	4.3%	32	657	5.5%	19	580	10.3%	13
2009	1,325	4.1%	15	120	0.8%	32	756	6.4%	16	449	8.0%	9
2010	2,142	6.6%	27	664	4.4%	39	1,103	9.3%	23	375	6.7%	17
2011	2,872	8.8%	23	609	4.0%	42	2,054	17.3%	17	209	3.7%	16
2012 & beyond	24,312	59.9%	25	12,296	74.4%	34	8,090	48.4%	19	3,926	46.2%	11

Total*	37,337	100.0%	$25	16,173	100.0%	$34	14,213	100.0%	$19	6,951	100.0%	$11

Weighted average market net rent			$26			$32			$21			$14

* Excludes developments
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant installation costs and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements during the three and six months ended June 30, 2005 totaled $47 million and $81 million, respectively, compared with the $11 million and $19 million expended during the same periods in 2004 due to the lease-up of Three World Financial Center and an increase in the level of leasing activities.
On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last two years was $11 per square foot. Tenant installation costs are summarized as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Commercial property tenant installation costs
Leasing commissions	$5	$9	$6	$10
Tenant improvements — first generation space	35	—	61	—
Tenant improvements — second generation space	7	2	14	9

Total	$47	$11	$81	$19

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. During the three and six months ended June 30, 2005, capital maintenance expenditures totaled $5 million and $7 million, respectively, compared with $4 million and $7 million during the same periods in 2004. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to maintain the service life of an asset. The details of the company’s capital expenditures are summarized as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Capital expenditures
Revenue enhancing	$3	$2	$5	$3
Non-revenue enhancing	2	2	2	4

Total	$5	$4	$7	$7

16	Q2/2005 Interim Report

DEVELOPMENT OPERATIONS
Brookfield’s land development operations are located in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, the company’s development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
During the three months ended June 30, 2005, development operations contributed $24 million of income, an increase of $14 million over the same period in 2004. Development operations contributed $37 million of income for the first six months ending June 30, 2005, an increase of $19 million over the same period in 2004. These increases are due to a combination of volume and operating margins. The increase in volume reflects the continued strength in the Alberta housing market where oil and gas prices remain high and unemployment rate remains low, while the increases in operating margins are attributable to the low cost basis of the company’s land inventory. The components of development net operating income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Sales revenue	$81	$59	$136	$100
Operating costs	(57)	(49)	(99)	(82)

Net operating income	$24	$10	$37	$18

Lot sales during the second quarter of 2005 increased by 30% to 694 units compared to 533 units during the same period in 2004. Lot sales during the six months ended June 30, 2005 increased by 54% to 1,282 units compared to 831 units during the same period in 2004. Home sales increased to 189 units in the second quarter of 2005 compared to 180 units during the same period in 2004. Home sales during the six months ended June 30, 2005 was 295 units compared to 343 units during the same period in 2004 due to timing of closings. Lot and home sales during the three and six month periods for the past two years, including lots sold to third-party homebuilders, are as follows:

	Lot Sales
	Three months ended June 30		Six months ended June 30
(Units)	2005	2004	2005	2004

Alberta	668	507	1,235	778
Ontario	—	—	—	—
Colorado	26	26	47	53

Total	694	533	1,282	831

	Home Sales
	Three months ended June 30		Six months ended June 30
(Units)	2005	2004	2005	2004

Alberta	152	113	250	244
Ontario	37	67	45	99
Colorado	—	—	—	—

Total	189	180	295	343

INTEREST AND OTHER
Interest and other income include interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. During the three months ended June 30, 2005, interest and other income was $10 million compared with $11 million during the same period in 2004. Interest and other income for the six months ended June 30, 2005 was $21 million, compared with $25 million for the same period in 2004. The decrease is primarily attributable to the completion of the company’s residential condominium development project in Toronto during the first quarter of 2004.
INTEREST EXPENSE
Interest expense, including preferred share dividends reclassified to interest expense as discussed in Note 2 of the interim financial statements, increased to $82 million during the second quarter of 2005, compared with $77 million during the same period in 2004. Interest expense, including preferred share dividends, was $162 million for the six months ended June 30, 2005, compared with $151 million during the same period in 2004. This increase relates to additional interest carry on the Washington, D.C. acquisition and the cessation of interest capitalization on Three World Financial Center, as well as dividends paid on the Class AAA Series J preferred shares which were issued during the second quarter of 2004 and the Class AAA Series K preferred shares which were issued during the fourth quarter of 2004.
ADMINISTRATIVE AND DEVELOPMENT EXPENSES
Administration costs during the second quarter of 2005 remained consistent with the same period in 2004 at $11 million. Administrative costs during the six months ended June 30, 2005 increased slightly to $22 million from $21 million in 2004, reflecting the impact of foreign exchange fluctuations.

Brookfield Properties Corporation	17

MINORITY INTERESTS OF OTHERS IN PROPERTIES
Minority interests of others in properties consist of earnings attributable to interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and 100%-owned subsidiaries.
During the three months ended June 30, 2005, dividends paid on shares issued by the company’s subsidiaries decreased to $3 million from $4 million during the same period in 2004, which included the impact of the redemption of $120 million of preferred shares issued by the company’s subsidiaries in October 2004. During the six months ended June 30, 2005, dividends paid on shares issued by the company’s subsidiaries decreased to $5 million from $43 million during the same period in 2004, which included the payment of a special dividend in March 2004.
Minority interest of others in subsidiary earnings was $2 million and $3 million during the three and six months ended June 30, 2005, respectively, compared with $2 million and $(32) million during the same periods in 2004. The 2004 results included the lease termination income earned by Brookfield Financial Properties in the second quarter of 2004 and the payment of a special dividend by BPO Properties in March 2004.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

		Three months ended June 30		Six months ended June 30
(Millions)	Type	2005	2004	2005	2004

BPO Properties	Redeemable preferred shares*	$2	$2	$4	$4
BPO Properties	Common shares	1	—	1	36
100%-owned subsidiaries	Redeemable preferred shares*	—	2	—	3

Dividends — shares of subsidiaries		$3	$4	$5	$43

BPO Properties	Participating interests	$2	$-	$3	$(34)
Brookfield Financial Properties	Participating interests	—	2	—	2

Minority interests of others in subsidiary earnings		$2	$2	$3	$(32)

Total		$5	$6	$8	$11

*  Non-participating
DEPRECIATION EXPENSE
Depreciation expense was $41 million during the second quarter of 2005, an increase of $6 million over the $35 million recorded for the same period in 2004. Depreciation expense was $77 million during the six months ended June 30, 2005, an increase of $8 million over the $69 million incurred for the same period in 2004. The majority of the increase was due to the addition of the Washington, D.C. properties subsequent to the second quarter of 2004 and the addition of Three World Financial Center and Hudson’s Bay Centre from development properties.
NET INCOME
Net income during the second quarter totaled $41 million ($0.17 per diluted share) compared to $73 million ($0.31 per diluted share) during the same period in 2004. Net income during the six months ended June 30, 2005 totaled $84 million ($0.35 per diluted share) compared to $125 million ($0.53 per diluted share) during the same period in 2004. The decrease relates to the $60 million in lease termination income realized in the second quarter of 2004 ($0.15 per diluted share) and the leasing fee of $16 million ($0.04 per diluted share) realized upon the successful completion of the sublease at 300 Madison Avenue in the first quarter of 2004.
Brookfield’s net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2005	2004	2005	2004

Net income	$41	$73	$84	$125
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$41	$73	$83	$124

Weighted average common shares outstanding — basic	232.2	234.0	232.6	234.2
Net income per share — basic	$0.18	$0.31	$0.36	$0.53

Weighted average common shares outstanding — diluted	235.0	235.4	235.0	235.9
Net income per share — diluted	$0.17	$0.31	$0.35	$0.53

Weighted average common shares outstanding — basic	232.2	234.0	232.6	234.2
Unexercised options	2.8	1.4	2.4	1.7

Weighted average common shares outstanding — diluted	235.0	235.4	235.0	235.9

18	Q2/2005 Interim Report

QUARTERLY RESULTS
The results by quarter are as follows:

	2005		2004				2003
(Millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$362	$335	$390	$345	$381	$326	$447	$320	$301	$295

Net operating income
Commercial property operations
Operating income from commercial properties	165	169	170	168	166	179	144	141	141	142
Operating income from properties sold	—	—	—	—	—	—	—	10	11	8
Lease termination income and gains	—	—	—	—	60	—	100	—	—	—

Total commercial property operations	165	169	170	168	226	179	244	151	152	150
Development operations	24	13	13	11	10	8	10	7	7	7
Interest and other	10	11	11	11	11	14	17	16	14	15

	199	193	194	190	247	201	271	174	173	172
Expenses
Interest	82	80	81	77	77	74	68	70	72	73
Administrative and development	11	11	10	10	11	10	11	11	11	11
Minority interests of others in properties	5	3	4	5	6	5	5	6	5	5

	101	99	99	98	153	112	187	87	85	83
Depreciation and amortization	41	36	39	37	35	34	21	20	20	18
Unrealized foreign exchange on preferred share restatement	—	—	41	28	(2)	(4)	8	1	11	9
Taxes and other non-cash items	19	20	17	22	47	30	46	21	17	18

Net income	$41	$43	$2	$11	$73	$52	$112	$45	$37	$38

Funds from operations per share — diluted
Prior to lease termination income and gains	$0.43	$0.42	$0.42	$0.41	$0.40	$0.47	$0.37	$0.37	$0.35	$0.34
Lease termination income and gains	—	—	—	—	0.25	—	0.42	—	—	—

	$0.43	$0.42	$0.42	$0.41	$0.65	$0.47	$0.79	$0.37	$0.35	$0.34

Net income per share — basic
Prior to lease termination income and gains	$0.18	$0.18	$—	$0.05	$0.16	$0.22	$0.18	$0.19	$0.15	$0.15
Lease termination income and gains	—	—	—	—	0.15	—	0.29	—	—	—

	$0.18	$0.18	$—	$0.05	$0.31	$0.22	$0.47	$0.19	$0.15	$0.15

Net income per share — diluted
Prior to lease termination income and gains	$0.17	$0.18	$—	$0.05	$0.16	$0.22	$0.18	$0.19	$0.15	$0.15
Lease termination income and gains	—	—	—	—	0.15	—	0.29	—	—	—

	$0.17	$0.18	$—	$0.05	$0.31	$0.22	$0.47	$0.19	$0.15	$0.15

Notes:
(i)	The 2004 and 2003 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities
(ii)	Per share amounts include the effect of the three-for-two common stock split
REAL ESTATE INDUSTRY AND RISKS
Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.
In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Report or Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

Brookfield Properties Corporation	19

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates.
Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates on renewal as compared to previous years. The company is, however, substantially protected against these short-term market conditions, since most of the company’s leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.
In the company’s development operations, markets have been favorable over the past five years with strong demand for well located building lots, particularly in the United States. The company’s operations are concentrated in high growth areas which Brookfield believes to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, the company is subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
DERIVATIVE FINANCIAL INSTRUMENTS
The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income.
At June 30, 2005, the company had foreign exchange contracts to sell a notional amount of C$660 million at a weighted average exchange rate of C$1.00 = US$0.81, maturing in July and August 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at June 30, 2005 was a loss of $3 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$270 million at a weighted average exchange rate of US$1.00 = C$1.24, maturing in July 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at June 30, 2005 was a gain of $3 million, which has been reflected in interest and other income, offset by an unrealized foreign exchange loss on the translation of the marketable securities.
SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 73% of the company’s net operating income or 70% of the company’s funds from operations are derived from the U.S. The company’s land development operations are located in five markets: Calgary, Edmonton, and Toronto in Canada and Denver and Austin in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 19 of the consolidated interim financial statements.
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $12 million and $24 million for the three and six months ended June 30, 2005, respectively, or $9 million and $17 million during the same periods in 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the three and six months ended June 30, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by $2 million, $6 million and

20	Q2/2005 Interim Report

$80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.
Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.
FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF ESTIMATES
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, the volatility of the company’s stock price, the expected life of options and applicable risk free interest rate for calculating stock based compensation, and fair value for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included on page 19. The interrelated and complex nature of these factors prevents Brookfield from quantifying the overall impact of movements on the company’s financial statements.
DISTRIBUTIONS
Distributions paid by the company during the first two quarters of 2005 and the four quarters of 2004 are as follows:

		2005		2004
Share Description	Currency	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Common shares (1)	US$	$0.1800	$0.1100	$0.1100	$0.1100	$0.1000	$0.1000
Class A preferred shares	C$	0.0469	0.0469	0.0469	0.0469	0.0469	0.0469
Class AA Series E preferred shares	C$	0.1859	0.1859	0.1805	0.1650	0.1691	0.1915
Class AAA Series E preferred shares	C$	0.1854	0.1834	0.1852	0.1680	0.1652	0.1843
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	0.3750	0.3750	0.3750
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	0.3281	0.3281	0.3281
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	0.3594	0.3594	0.3594
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	0.3250	0.3250	0.3250
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	0.3125	0.2083	—
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.2486	—	—	—

(1)	Per share amounts include the effect of the three-for-two common stock split
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield’s Web site and should be read in conjunction with this Interim Report.
Craig J. Laurie
Senior Vice President and Chief Financial Officer
July 27, 2005

Brookfield Properties Corporation	21

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEET

Unaudited
(Millions)	Note	June 30, 2005	December 31, 2004 (1)

Assets
Commercial properties	3	$6,975	$6,693
Development properties	4	487	716
Receivables and other	5	758	698
Marketable securities	6	250	285
Cash and cash equivalents		113	112

		$8,583	$8,504

Liabilities
Commercial property debt	7	$4,679	$4,550
Accounts payable and other liabilities	8	382	424
Future income tax liability	9	137	96
Capital securities	10	1,045	1,069

Shareholders’ interests
Minority interests of others in properties	11	55	53
Preferred shares
Subsidiaries	12	312	320
Corporate	12	45	45
Common shares	13	1,928	1,947

		$8,583	$8,504

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)
See accompanying notes to the consolidated interim financial statements

22	Q2/2005 Interim Report

CONSOLIDATED STATEMENT OF INCOME

Unaudited		Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	Note	2005	2004(1)	2005	2004(1)

Total revenue	15	$362	$381	$697	$707

Net operating income
Commercial property operations	15
Operating income from properties		165	166	334	345
Lease termination income		—	60	—	60

Total commercial property operations		165	226	334	405
Development operations	15	24	10	37	18
Interest and other		10	11	21	25

		199	247	392	448
Expenses
Interest	2	82	77	162	151
Administrative and development		11	11	22	21
Minority interests of others in properties		5	6	8	11

		101	153	200	265
Depreciation and amortization		41	35	77	69
Unrealized foreign exchange on preferred share restatement	2	—	(2)	—	(6)
Taxes and other non-cash items	9	19	47	39	77

Net income		$41	$73	$84	$125

Net income per share	13
Basic		$0.18	$0.31	$0.36	$0.53
Diluted		$0.17	$0.31	$0.35	$0.53

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)
See accompanying notes to the consolidated interim financial statements
CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Unaudited		Three months ended June 30		Six months ended June 30
(Millions)	Note	2005	2004(1)	2005	2004(1)

Retained earnings, beginning of period	2	$783	$798	$787	$777
Net income		41	73	84	125
Shareholder distributions
Preferred share dividends	2	—	—	(1)	(1)
Common share dividends		(42)	(24)	(67)	(47)
Amount paid in excess of the book value of common shares purchased for cancellation		(9)	(16)	(30)	(23)

Retained earnings, end of period		$773	$831	$773	$831

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)
See accompanying notes to the consolidated interim financial statements

Brookfield Properties Corporation	23

CONSOLIDATED STATEMENT OF CASHFLOW

Unaudited		Three months ended June 30		Six months ended June 30
(Millions)	Note	2005	2004(1)	2005	2004(1)

Operating activities
Net income		$41	$73	$84	$125
Depreciation and amortization		41	35	77	69
Unrealized foreign exchange on preferred share restatement		—	(2)	—	(6)
Taxes and other non-cash items		19	47	39	77

		101	153	200	265
Commercial property tenant installation costs		(47)	(11)	(81)	(19)
Other		(94)	(96)	(169)	89

		(40)	46	(50)	335

Financing activities and capital distributions
Commercial property debt arranged		416	—	514	205
Commercial property debt repayments		(338)	(173)	(362)	(464)
Land development debt, net		2	1	3	2
Preferred shares issued, net		—	143	—	143
Common shares issued		3	1	4	8
Common shares of Brookfield acquired		(14)	(20)	(45)	(31)
Cashflow retained from (distributed to) minority interests of others		1	2	3	(31)
Preferred share dividends		—	—	(1)	(1)
Common share dividends		(42)	(24)	(67)	(47)

		28	(70)	49	(216)

Investment activities
Marketable securities		61	5	35	(45)
Acquisitions of real estate, net	17	—	—	—	(79)
Dispositions of real estate, net	17	—	—	—	19
Development and redevelopment investments		(7)	(17)	(26)	(31)
Capital expenditures		(5)	(4)	(7)	(7)

		49	(16)	2	(143)

Increase (decrease) in cash resources		37	(40)	1	(24)
Opening cash and cash equivalents		76	148	112	132

Closing cash and cash equivalents		$113	$108	$113	$108

(1)	Certain comparative information has been restated due to adoption of an amendment to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation” (see Note 2)
See accompanying notes to the consolidated interim financial statements

24	Q2/2005 Interim Report

Notes to the Consolidated Interim Financial Statements
(Unaudited)
NOTE 1. SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.
NOTE 2. CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $12 million and $24 million for the three and six months ended June 30, 2005, respectively, or $9 million and $17 million during the same periods in 2004, have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and reclassification of issue costs. Income for the three and six months ended June 30, 2004 and opening retained earnings at January 1, 2005 are similarly impacted by $2 million, $6 million and $80 million, respectively. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.
Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.
NOTE 3. COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Commercial properties	$7,617	$7,272
Less: Accumulated depreciation	(642)	(579)

Total	$6,975	$6,693

NOTE 4. DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Commercial developments	$125	$399
Residential development land	362	317

Total	$487	$716

Brookfield Properties Corporation	25

NOTE 5. RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Receivables and real estate mortgages	$485	$435
Prepaid expenses and other assets	268	259
Non-core real estate assets held for sale	5	4

Total	$758	$698

NOTE 6. MARKETABLE SECURITIES
Marketable securities are comprised of a portfolio of fixed-rate corporate bonds with a fair value approximately equal to its book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.
NOTE 7. COMMERCIAL PROPERTY DEBT
Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 89% of the company’s commercial property debt is due after 2006.

	Weighted Average	Principal Repayments
	Interest Rate at	Remainder					2010 &	Jun. 30,	Dec. 31,
(Millions)	Jun. 30, 2005	of 2005	2006	2007	2008	2009	Beyond	2005 Total	2004 Total

Commercial property debt	6.5%	$98	$249	$321	$266	$717	$3,028	$4,679	$4,550

Commercial property debt includes $950 million (2004 — $945 million) repayable in Canadian dollars of C$1,168 million (2004 — C$1,134 million). The weighted average interest at June 30, 2005 was 6.5% (2004 — 6.5%).
During the second quarter of 2005, the company refinanced One World Financial Center with a $300 million recourse mortgage debt at a rate of LIBOR + 100 basis points, a reduction of 100 basis points from the previous mortgage. The company also increased its bank credit facility by $200 million to $350 million at a rate of LIBOR + 110 basis points, a reduction of five basis points from the previous facility. The bank credit facility is in the form of a three-year revolving facility and was drawn in the amount of $234 million as at June 30, 2005.
NOTE 8. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Accounts payable and accrued liabilities	$242	$289
Land development debt	140	135

Total	$382	$424

Land development debt of $140 million (2004 — $135 million) are primarily recourse in nature to subsidiaries of the company. The weighted average interest rate on these advances as at June 30, 2005 was 4.4% (December 31, 2004 — 4.2%). Advances totaling $99 million are due by the end of 2005, and the remaining balances are due prior to 2008.
NOTE 9. FUTURE INCOME TAXES
Future income tax liability consists of the following:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Future income tax liabilities related to difference in tax and book basis, net	$588	$568
Future income tax assets related to non-capital losses	(451)	(472)

Total	$137	$96

The future income tax liability relates primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $271 million (December 31, 2004 — $277 million) that relate to non-capital losses which expire over the next ten years, and $45 million (December 31, 2004 — $45 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $135 million (December 31, 2004 — $150 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $380 million (December 31, 2004 — $400 million) which also expire over the next 10 years.

26	Q2/2005 Interim Report

The components of income tax expense are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2004 – 35%)	$21	$45	$43	$75
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	3	3	8	6
Higher income taxes in other jurisdictions	1	3	2	4
Minority shareholders’ interests in income tax expense	—	(1)	(1)	(2)
Tax assets previously not recognized	(7)	(4)	(15)	(7)
Non-taxable portion of capital gains	—	—	—	(1)
Other	1	1	2	2

Total	$19	$47	$39	$77

NOTE 10. CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative	Jun. 30,	Dec. 31,
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2005	2004

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$163	$167
Class AAA Series F	8,000,000	8,000,000	6.00%	163	167
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	163	167
Class AAA Series I	8,000,000	8,000,000	5.20%	162	167
Class AAA Series J	8,000,000	8,000,000	5.00%	162	167
Class AAA Series K	6,000,000	6,000,000	5.20%	122	124

Total				$1,045	$1,069

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date (1)	Redemption Price (2)	Company's Option (3)	Holder's Option (4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the

Brookfield Properties Corporation	27

then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 11. MINORITY INTERESTS OF OTHERS IN PROPERTIES
Minority interests of others in properties include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Equity Ownership	Jun. 30, 2005	Dec. 31, 2004

Common shares of BPO Properties	11.0%	$44	$42
Limited partnership units of Brookfield Financial Properties	0.6%	11	11

Total		$55	$53

NOTE 12. PREFERRED SHARES: SUBSIDIARIES AND CORPORATE
Subsidiaries and corporate preferred shares outstanding at June 30, 2005 totaled $357 million (December 31, 2004 — $365 million). The details are as follows:
a) Subsidiaries
The company’s subsidiaries have the following preferred shares outstanding:

	Shares		Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Jun. 30, 2005	Dec. 31, 2004

BPO Properties
	1,805,489	G	70% of bank prime	$37	$38
	3,816,527	J	70% of bank prime	78	80
	300	K	30-day BA + 0.4%	121	124
	2,847,711	M	70% of bank prime	58	59
	800,000	N	30-day BA + 0.4%	16	17

				$310	$318
100%-owned subsidiaries				2	2

Total				$312	$320

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
b) Corporate
The company has the following preferred shares authorized and outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2005	Dec. 31, 2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof,

28	Q2/2005 Interim Report

for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 13. COMMON SHARES
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	Jun. 30, 2005	Dec. 31, 2004

Common shares	$1,071	$1,080
Retained earnings and cumulative translation adjustment	857	867

Total	$1,928	$1,947

Retained earnings and cumulative translation adjustment at June 30, 2005 include a foreign currency cumulative translation adjustment of $84 million (December 31, 2004 — $80 million).
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2005	2004	2005	2004

Net income	$41	$73	$84	$125
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$41	$73	$83	$124

Weighted average common shares outstanding — basic	232.2	234.0	232.6	234.2
Net income per share — basic	$0.18	$0.31	$0.36	$0.53

Weighted average common shares outstanding — diluted	235.0	235.4	235.0	235.9
Net income per share — diluted	$0.17	$0.31	$0.35	$0.53

Weighted average common shares outstanding — basic	232.2	234.0	232.6	234.2
Unexercised options	2.8	1.4	2.4	1.7

Weighted average common shares outstanding — diluted	235.0	235.4	235.0	235.9

On February 9, 2005, the Board of Directors approved a three-for-two stock split in the form of a stock dividend payable on March 31, 2005 to shareholders of record on March 15, 2005. The weighted average common shares outstanding for the three and six months ended June 30, 2004 have been restated to reflect the three-for-two stock split on March 31, 2005.
NOTE 14. STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2005, the company granted 763,000 stock options on a post-split basis under the Share Option Plan with an exercise price of $24.40 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility, a weighted average dividend yield of 1.74% and an interest rate of 4.1%. The resulting fair value of $4 million (2004 — $6 million) is charged to expense over the vesting period of the options granted.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under each plan, officers and directors may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs for executive officers are vested over a five year period. Both plans accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the DSU plans for the three and six months ended June 30, 2005 were $1 million and $2 million, respectively, compared with $1 million and $3 million for the same periods in 2004.

Brookfield Properties Corporation	29

NOTE 15. COMMERCIAL PROPERTY AND DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Revenue from commercial property operations	$271	$251	$540	$522
Lease termination income	—	60	—	60

Total commercial property revenue	271	311	540	582
Revenue from development operations	81	59	136	100

Revenue from commercial property and development operations	352	370	676	682
Interest and other	10	11	21	25

Total	$362	$381	$697	$707

b) Commercial property operations
The results of the company’s commercial property operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Revenue	$271	$251	$540	$522
Expenses	(106)	(85)	(206)	(177)
Lease termination income	—	60	—	60

Total	$165	$226	$334	$405

(c) Development operations
The results of the company’s development operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Revenue	$81	$59	$136	$100
Expenses	(57)	(49)	(99)	(82)

Total	$24	$10	$37	$18

NOTE 16. GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated interim financial statements of the company.

30	Q2/2005 Interim Report

NOTE 17. OTHER INFORMATION
a) At June 30, 2005, the company had foreign exchange contracts to sell a notional amount of C$660 million at a weighted average exchange rate of C$1.00 = US$0.81, maturing in July and August 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk with respect to its Canadian-denominated net investments. The fair value of these contracts at June 30, 2005 was a loss of $3 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$270 million at a weighted average exchange rate of US$1.00 = C$1.24, maturing in July 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at June 30, 2005 was a gain of $3 million, which has been reflected in interest and other income, offset by an unrealized foreign exchange loss on the translation of the marketable securities.
(b) At June 30, 2005, Brookfield had approximately $228 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brascan Corporation and its affiliates, $163 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense as discussed in Note 2 of the interim financial statements, totaled $2 million and $4 million for the three and six months ended June 30, 2005, compared with $2 million and $8 million for the same periods in 2004, and were recorded at the exchange amount.
(c) Supplemental cashflow information

	Three months ended June 30		Six months ended June 30
(Millions)	2005	2004	2005	2004

Acquisitions of real estate	—	—	—	$(254)
Mortgages assumed by purchasers	—	—	—	175

Net acquisitions	—	—	—	$(79)

Dispositions of real estate	—	—	—	$35
Mortgages assumed by purchasers	—	—	—	(16)

Net dispositions	—	—	—	$19

Cash taxes paid	$2	$2	$5	$4

Cash interest paid (excluding preferred share dividends)	$74	$71	$146	$141

NOTE 18. SUBSEQUENT EVENT
On June 1, 2005, the company announced that its bidding consortium, which includes its subsidiary BPO Properties and institutional investors, has entered into definitive agreements to acquire all of the shares of O&Y Properties Corporation (“O&Y Properties”) and 100% of the assets and liabilities of O&Y Real Estate Investment Trust (“O&Y REIT”) for a combined total value of approximately C$2 billion. On July 7, 2005, the Company announced that the Brookfield consortium received approval from the shareholders of O&Y Properties for its acquisition of the shares of O&Y Properties in a July 7 vote, but did not receive the required level of approval by O&Y REIT minority unit-holders to complete the acquisition of 100% of its assets under the terms of the definitive agreements announced on June 1, 2005. While the O&Y REIT and O&Y Properties transactions are inter-conditional, the Brookfield consortium has until August 29, 2005 to waive this condition precedent, to pursue another course of action, or not to proceed with the transaction. The company is continuing to explore all of its options regarding this transaction.

Brookfield Properties Corporation	31

NOTE 19. SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location during the three months ended June 30:

	United States		Canada		Total
(Millions)	2005	2004	2005	2004	2005	2004

Commercial property operations
Rental revenues	$198	$184	$73	$67	$271	$251
Lease termination income	—	60	—	—	—	60
Expenses	74	57	32	28	106	85

	124	187	41	39	165	226

Development operations
Revenues	2	3	79	56	81	59
Expenses	2	2	55	47	57	49

	—	1	24	9	24	10

Other revenues	1	4	9	7	10	11

Operating income	125	192	74	55	199	247
Interest expense	58	56	24	21	82	77
Administrative and development	6	6	5	5	11	11
Minority interests of others in properties	—	2	5	4	5	6

	61	128	40	25	101	153
Depreciation and amortization	29	25	12	10	41	35

Income before unallocated costs	32	103	28	15	60	118
Unrealized foreign exchange on preferred share restatement					—	(2)
Taxes and other non-cash items					19	47

Net income					$41	$73

Commercial property tenant installation costs	$45	$8	$2	$3	$47	$11
Development and redevelopment investments	7	17	—	—	7	17
Capital expenditures	3	3	2	1	5	4

	United States		Canada		Total
	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
(Millions)	2005	2004	2005	2004	2005	2004

Assets
Commercial properties	$5,397	$5,093	$1,578	$1,600	$6,975	$6,693
Development properties	79	326	408	390	487	716
Receivables and other	376	357	382	341	758	698
Marketable securities	—	—	250	285	250	285
Cash and cash equivalents	38	49	75	63	113	112

	$5,890	$5,825	$2,693	$2,679	$8,583	$8,504

32	Q2/2005 Interim Report

The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location during the six months ended June 30:

	United States		Canada		Total
(Millions)	2005	2004	2005	2004	2005	2004

Commercial property operations
Rental revenues	$392	$380	$148	$142	$540	$522
Lease termination income	—	60	—	—	—	60
Expenses	145	117	61	60	206	177

	247	323	87	82	334	405

Development operations
Revenues	4	5	132	95	136	100
Expenses	4	4	95	78	99	82

	—	1	37	17	37	18

Other revenues	3	9	18	16	21	25

Operating income	250	333	142	115	392	448
Interest expense	114	110	48	41	162	151
Administrative and development	12	11	10	10	22	21
Minority interests of others in properties	—	3	8	8	8	11

	124	209	76	56	200	265
Depreciation and amortization	54	48	23	21	77	69

Income before unallocated costs	70	161	53	35	123	196
Unrealized foreign exchange on preferred share restatement					—	(6)
Taxes and other non-cash items					39	77

Net income					$84	$125

Acquisitions of real estate, net	—	$18	—	$61	—	$79
Dispositions of real estate, net	—	(3)	—	(16)	—	(19)
Commercial property tenant installation costs	75	14	6	5	81	19
Development and redevelopment investments	24	29	2	2	26	31
Capital expenditures	5	5	2	2	7	7

Brookfield Properties Corporation	33

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at June 30, 2005	Symbol	Stock Exchange

Common Shares	232,125,111	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last day of March, June, September and December

Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September

Class AA Preferred Shares Series E	15th day of March, June, September and December	Last day of March, June, September and December

Class AAA Preferred Shares Series E, F, G, H, I, J and K	15th day of March, June, September and December	Last day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2001		2002	2003		2004	2005

March 31	$—		$0.07	$0.07	(5)	$0.10	$0.11
June 30	0.09		0.07	0.07		0.10	0.18
September 30	0.07	(4)	0.07	0.10		0.11	0.18
December 31	0.07		0.07	0.10		0.11

(3)	Adjusted to reflect the three-for-two stock split effective March 31, 2005

(4)	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment

(5)	Excludes the distribution of Brookfield Homes Corporation

34	Q2/2005 Interim Report

Corporate Information
CORPORATE PROFILE
Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.
BROOKFIELD PROPERTIES CORPORATION

Three World Financial Center 200 Vesey Street, 11th Floor New York, New York 10281-1021 Tel: (212) 417-7000 Fax: (212) 417-7196 www.brookfieldproperties.com	BCE Place, Bay Wellington Tower 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3 Tel: (416) 369-2300 Fax: (416) 369-2301
SHAREHOLDER INQUIRIES
Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street Commerce Court West Securities Level Toronto, Ontario, M5L 1G9 Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Properties Corporation	35